1021 West Hastings Street, 9th Floor
Vancouver, BC, Canada

V6E 0C3

Austin Gold Provides Update on Exploration Activities and Results of the 2025 Annual General Meeting

May 9, 2025

Summary

- At Stockade Mountain, the Company has received a permit to drill a water well to produce water for exploration drilling. Planning continues for a reverse circulation ("RC") drilling program during the summer field season to follow up on encouraging results from the 2023-24 winter drilling program.

- At Lone Mountain, the Company has begun the 2025 field season that will include geological mapping, geochemical sampling, and additional gravity geophysics.

- The Company reports the results of its annual general meeting ("AGM") of shareholders held on May 7, 2025 and changes to officers and directors.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) provides an update on its exploration activities at its Stockade Mountain Project in Oregon, and Lone Mountain and Kelly Creek projects in Nevada, and the results of its AGM of shareholders held on May 7, 2025.

Update - Exploration activities

At the Stockade Mountain Project, Austin received permission from the Oregon Water Resources Department to drill a water well to produce water for exploration drilling. The Company did not initiate a drill campaign at Stockade late last year as was planned due to mild, wet weather and access road issues. An RC drill program to follow-up on encouraging gold mineralization encountered during the 2023-4 winter drilling program is planned for the summer of 2025.

At the Lone Mountain Project, the Company continues to advance exploration with plans for additional geological mapping, geochemical sampling, and gravity geophysics to be conducted during the 2025 field season.

In 2024, Austin completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Further analysis of data from the 2024 soil sampling program revealed unusual patterns for a few of the elements that are not normally used for Carlin-type gold deposit exploration. This lessens the confidence of data for the elements that are important. Accordingly, the analytical laboratory will rerun the samples using a different analytical package at no cost to the Company.

Although significant historical exploration has been conducted at Lone Mountain, large areas of the property remain untested, or minimally tested, by drilling.

At the Kelly Creek Project, Austin continues to determine the best options for further exploration.

Robert M. Hatch, the Qualified Person for Austin as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

Results of the 2025 AGM

The Company reports the results of its AGM of shareholders held on May 7, 2025 in Vancouver, British Columbia.

A total of 7,762,732 shares were represented in person or by proxy at the meeting, being 58.49% of the issued and outstanding shares at the record date. Joe Ovsenek and Ken McNaughton did not stand for re-election. A summary of the AGM results is outlined below.

Election of Directors	Number Voted For	Percentage Voted For
Dennis L. Higgs	6,331,179*	99.76%
Barbara A. Filas	6,324,621*	99.65%
Sandra R. MacKay	6,325,428*	99.67%
Tom Yip	6,331,046*	99.76%
Guillermo Lozano-Chavez	6,320,131*	99.58%
Proposals
Fix number of directors at five	7,718,241	99.43%
Appoint Manning Elliott LLP as auditors	7,702,138	99.22%

* Excludes broker discretionary votes.

Dennis Higgs has been appointed Executive Chairman and Chief Executive Officer (previously, President) and Tom Yip has been appointed Lead Independent Director.

"On behalf of the Board, I'd like to thank Joe and Ken for their service and contributions to the Company," said Dennis Higgs, Executive Chairman and Chief Executive Officer. "Looking ahead, we are excited for the prospects of the Company at our mineral projects in this high gold price environment."

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 34.9 mi2 (90 km2) of unpatented lode mining claims and private property.  In Oregon, the Stockade Mountain Project consists of approximately 10.5 mi2 (27.2 km2) of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

info@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Lone Mountain Project, the Stockade Mountain Project, and the Kelly Creek Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.